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                                                                  Exhibit 12
                   PACIFIC TELESIS GROUP AND SUBSIDIARIES         ----------
                     RATIO OF EARNINGS TO FIXED CHARGES


(Dollars in millions)             1994     1993    1992*    1991*    1990*
                               -------  -------  -------  -------  -------
1. Earnings
   --------
   Adjusted income from
     continuing operations
     before income taxes        $1,793     $201   $1,782   $1,514   $1,558
   Interest expense                455      509      506      588      644
   Interest in operating
     rental expense (a)             43       40       44       36       35
                               -------  -------  -------  -------  -------
   Total earnings -
     continuing operations      $2,291     $750   $2,332   $2,138   $2,237
                               -------  -------  -------  -------  -------
2. Fixed Charges
   -------------
   Interest expense (b)            455     $509   $  510   $  590   $  649
   Interest in operating
     rental expense (a)             43       40       44       36       35
                               -------  -------  -------  -------  -------
   Total fixed charges -
     continuing operations      $  498     $549   $  554   $  626   $  684
                               -------  -------  -------  -------  -------
   RATIO OF EARNINGS TO FIXED
     CHARGES (1 divided by 2)     4.60     1.37**   4.21     3.42**   3.27**
                               =======  =======  =======  =======  =======

  (a) Computed as 1/3 of operating rental expense.
  (b) Includes capitalized interest.

   * Restated to reflect the spin-off of the Corporation's wireless operations which are excluded from amounts for the "continuing operations" of Pacific Telesis Group.

  ** Results for 1993, 1991, and 1990 reflect restructuring charges which reduced income from continuing operations before income taxes by $1,431, $203, and $109 million for each respective year.